September 22, 2006
Via Federal Express & Edgar
John Reynolds, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Santa Monica Media Corporation
Amendment No. 6 to Registration Statement on
Form S-1
File No. 333-128384
Filed on August 22, 2006
Dear Mr. Reynolds:
     On behalf of Santa Monica Media Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 7 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 6 to the Registration Statement filed with the Commission on August 22, 2006.
     The changes reflected in Amendment No. 7 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated September 11, 2006 to Mr. David Marshall, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 7 also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in Amendment No. 7. Unless otherwise noted, all references to page numbers and captions correspond to the page numbers and captions that are contained in the revised prospectus (the “Prospectus”) that forms a part of Amendment No. 7.
     The Company desires to bring to the Staff’s attention the following revisions to the Prospectus in addition to those made in response to the Staff’s comments:

Mr. John Reynolds
September 22, 2006

•	Due to market considerations, the Company and its underwriters have reduced the size of the offering from $150 million to $100 million, which has resulted in a reduction in the number of units offered from 18,750,000 to 12,500,000.

•	The Company’s existing stockholders recently exchanged their 4,687,500 units for 3,125,000 shares of common stock issued by the Company. As a result, the Company’s existing stockholders no longer hold warrants to purchase shares of common stock and the existing stockholders’ ownership in the Company will be approximately 22% after the completion of the private placement and the public offering. Page 62 of the Prospectus describes this unit exchange.
Prospectus Summary, page 1
1.	We note your response to prior comment three of our letter dated August 4, 2006. You respond that if you are seeking approval within 90 days of the 24 month expiration, you will also seek the approval of dissolution to avoid the need to send another proxy. If you were to seek such approval in month 19 of your search, it would appear that if the approval is not obtained you will also have to dissolve and liquidate since the extension is only for the transaction contemplated by the letter of intent. As such, why would you not also seek approval for dissolution in that circumstance? Please advise or revise accordingly.
Company Response
The Company has revised pages 8, 16 and 46 of the Prospectus and has made corresponding changes to the Insider’s Letter Agreement (Exhibit 10.1 and has refiled the exhibit) to disclose that, if the Company seeks approval from its stockholders regarding a business combination more than 18 months after the completion of the public offering, the proxy statement relating to the business combination will also seek stockholder approval to dissolve the Company if the business combination is not approved.
2.	We continue to note that three executive officers have agreed to pay the costs associated with dissolution and liquidation, “excluding any special, indirect or consequential costs.” Please clearly explain this statement to explain specifically what is meant by “special, indirect, or consequential costs.” Revise the disclosure to clearly state what costs are covered by the liquidation and what are not covered.

Mr. John Reynolds
September 22, 2006

Company Response
In response to the Staff’s comment, the Company has revised pages 9, 12 and 43 of the Prospectus to clarify that, in the event there are insufficient funds outside of the trust account to pay for the Company’s dissolution and liquidation, the three executive officers have agreed to provide any additional funds that are required to pay the costs associated with the dissolution and liquidation.
Summary Financial Data, page 11
3.	We note your response to prior comment 14 of our letter dated August 4, 2006. Please provide us with a schedule showing the calculation of each of the amounts presented in the “as-adjusted” column of your disclosure. Revise your disclosures as appropriate.
Company Response
Attached to this letter is a schedule that shows the calculation of each of the amounts in the “as adjusted” column of the Summary Financial Data table on page 11 of the Prospectus.
4.	As noted in prior comment six of our letter dated August 4, 2006, the amended unit purchase option does not explicitly state you have no obligation to settle the unit purchase option in the absence of an effective registration statement and the option can expire unexercised. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in EITF 00-19.
Company Response
The Company has filed a revised version of the Unit Purchase Option (Exhibit 4.4) in response to the Staff’s comment. We draw your attention to Section 2.4 of the Unit Purchase Option, which provides:
“2.4 Limitations. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Purchase Option and shall have no obligation to settle the Purchase Option exercise unless a registration statement under the Act, with respect to the securities underlying the Purchase Option is effective and a current prospectus is on file with the Securities and Exchange Commission (the “Commission”). In the event that a registration statement with respect to the securities underlying a Purchase Option is not effective under the Act or a current prospectus is not on file with the Commission, the holder of such Purchase Option shall not be entitled to exercise such Purchase Option. Notwithstanding anything to the contrary in this Purchase Option, under no circumstances will the Company be required to net cash settle the Purchase Option exercise. Purchase Options may not be exercised by, or securities underlying such Purchase Option issued to, any registered holder in any state in which such exercise or issuance would be unlawful. For the avoidance of doubt, as a result of this Section 2.4, any or all of the Purchase Option may expire unexercised. In no event shall the registered Holder of this Purchase Option be entitled to receive any monetary damages if the securities underlying this Purchase Option have not been registered by the Company pursuant to an effective registration statement or if a current prospectus is not on file with the Commission, provided the Company has fulfilled its obligation to use its best efforts to effect such registration and ensure a current prospectus is on file with the Commission.”
Risk Factors, page 12
5.	We note your response to prior comment nine of our letter dated August 4, 2006. We note that the indemnification provision only covers claims from vendors or a prospective target. In the appropriate section, please revise to define your use of the term “vendors” as it is a basis for establishing a limitation. Explain clearly those specific claims that would be covered and those claims that would not be covered by this provision. Please clarify if you are able to seek loans from third parties to supplement your non-trust proceeds and if such third parties are considered vendors. Also, revise to clarify if there are actions that could be taken

Mr. John Reynolds
September 22, 2006

by you would lead to a debt or liability that is not covered by the indemnification agreement.
Company Response
The Company has revised pages 14 and 44 of the Prospectus in response to the Staff’s comment to clarify what is meant by “vendors” by replacing the term “vendors” with the phrase “providers of goods or services” and to disclose the fact that the indemnification agreement would include lenders. The Company has made corresponding changes to Section 3 the Insiders’ Letter Agreement (Exhibit 10.1).
6.	We note your supplemental response to prior comment 11 of our letter dated August 4, 2006 that the warrant agreement has been revised to provide that the private placement warrants and founders’ warrants may not be exercised unless a registration statement is in effect.

Please explain in greater detail this requirement and include the terms in the prospectus.

For example, clarify whether you are referring to the registration of the resale or the registration of the exercise itself. Since the private placement warrants and the founders warrants were issued privately, they would be exercised privately and therefore would not be eligible for registration of the exercise. Also, explain how the terms of the founders’ warrants were able to be changed after their issuance. Was an amendment to the agreement with the founders entered into? We may have further comment.
Company Response
As a result of the existing stockholders’ exchange of units for shares of common stock, the only warrants that will be outstanding prior to the consummation of the public offering will be the 375,000 warrants that Santa Monica Capital Partners, LLC will purchase in the private placement. Santa Monica Capital Partners, LLC has agreed in the Warrant Agreement that its 375,000 private placement warrants will not be exercisable unless a registration statement is in effect with respect to the common stock underlying the warrants that will be issued in the public offering. The Company obtained this agreement from Santa Monica Capital Partners, LLC in order to prevent it from exercising warrants at a time when the public stockholders are unable to exercise their warrants. The Company has revised Section 4 of the Insiders’ Letter Agreement (Exhibit 10.1) as follows to clarify such agreement in response to the Staff’s comments:
“The undersigned hereby waives any and all rights to exercise the Warrants included in its Private Placement Shares unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock underlying the Warrants is effective and a current prospectus is on file with the SEC. The undersigned acknowledges and agrees that the Warrants included in its Private Placement Shares must be exercised privately pursuant to an exemption from the registration requirements of Section 5 of the Securities Act and that such exercise is not eligible for registration.”

Mr. John Reynolds
September 22, 2006

In addition, the Company agrees with the Commission that the private placement warrants must be exercised privately pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, such as Section 4(2) and Regulation D, and that such exercise is not eligible for registration.
Proposed Business, page 34
7.	We note the reference to the Time Warner sale of Warner Music Group. Please explain the relevance of this disclosure or remove. Also, provide the relevance of the list of transactions involving management and advisory board members or remove.
Company Response
In response to the Staff’s comment, the reference to the Time Warner transaction on page 35 of the Prospectus has been deleted. The Company believes that it is important to describe the experience of management and advisory board members and, accordingly, has retained examples of their experience on pages 36 to 38 of the Prospectus.
8.	We note your response to prior comment 22 of our letter dated August 4, 2006 that you will not pay any advisory board members. However, such initial shareholders are able to receive finders’ fees from the target. It is not clear how there is a distinction in the substance of your arrangement. Assuming the finders’ fees are paid post merger, would it not be paid by the resulting company of which you would be a part? The form may be different, but the substance would appear to be the same. Please revise accordingly.
Company Response
In response to the Staff’s comment, the Company has revised pages 39 and 40 of the Prospectus, and made corresponding changes to Sections 7 and 8 of the Insiders’ Letter Agreement (Exhibit 10.1), to describe the advisory board members’ agreement not to accept any compensation, including finders’ fees, in connection with the Company’s initial business combination.
9.	We also note your response to prior comment 12 of our letter dated August 24, 2006 that such existing stockholders are not affiliated with any certain types of companies and will not have a role in your business. Please revise to clarify if that

Mr. John Reynolds
September 22, 2006

means there is no possibility that you would engage in a business combination with a party related to any of your initial shareholders who are not officers or directors. Also, we note your response to prior comment 24 of our letter dated August 24, 2006. It is not clear why there are individuals who have received shares for nominal prices yet will not have a role in your business. If you are selling shares at less than $0.05 per share to raise initial funds please explain so; otherwise, please explain and identify the parties who received the shares in the appropriate section.
Company Response
In response to the first portion of the Staff’s comment, the Company has revised page 57 of the Prospectus to provide that the Company will not acquire any business that is currently affiliated with existing stockholders of the Company who are not officers or directors. With respect to the second portion of the Staff’s comment, the Company has added disclosure on page 62 of the Prospectus as to the identity of the transferees. In addition, pages 62 and II-4 disclose that Santa Monica Capital Partners, LLC elected to transfer some of its units at a nominal purchase price to several individuals who had prior business relationships with David Marshall, the Company’s Chief Executive Officer. Finally, the Company notes that it was Santa Monica Capital Partners, LLC, not the issuer, from whom the transferees received their units.
Underwriting, page 68
10.	We note the statement that after the units are released for sale to the public the underwriters may change the public offering price and other selling terms. Please revise, if true, to clarify that once the shares are purchased by the underwriters from the company and the underwriters are selling to the public the public offering price and other selling terms may be changed.
Company Response
The Company has revised page 68 of the Prospectus in response to the Staff’s comment as follows: “If all of the units are not sold by the underwriters at the initial offering price, the underwriters may change the public offering price and the other selling terms”.
     Please address any additional comments or questions to the undersigned at (310) 789-1290.

Sincerely,
/s/ David L. Ficksman
David L. Ficksman
of
Troy & Gould

Mr. John Reynolds
September 22, 2006

Schedule Relating to the Summary Financial Data Table
Santa Monica Media Corp.
Response to SEC Comment Letter Question #3
Summary Financial Data
6/30/2006
Working Capital

Current Assets	6/30/06 F/S	$51,495
less: Current Liabilities	6/30/06 F/S	(636,631)

Working capital at 6/30/06		(585,136)

add: net proceeds		97,200,000
add back: $240K loan deducted in both working capital and from net proceeds	6/30/06 F/S	240,000
add: accounts payable deducted from both working capital and from net proceeds		351,631

less: Deferred underwriting discount (2.5%)		(2,500,000)

Working capital — as adjusted		$94,706,495

Total Assets

Total assets at 6/30/06	6/30/06 F/S	$612,598

add: net proceeds		97,200,000
less: reclass of deferred offering costs to additional paid-in capital	6/30/06 F/S	(561,103)

Total assets — as adjusted		$97,251,495

Total Liabilities

Total liabilities at 6/30/06	6/30/06 F/S	$636,631

add: Deferred underwriting discount (2.5%)		2,500,000
less: Note payable to be repaid	6/30/06 F/S	(240,000)
less: accounts payable to be repaid		(351,631)

Total liabilities — as adjusted		$2,545,000

Stockholders’ Equity

Stockholders’ deficit at 6/30/06	6/30/06 F/S	$(24,033)

add: net proceeds		97,200,000
less: Deferred underwriting discount (2.5%)		(2,500,000)
less: Value of common stock subject to conversion		(19,349,992)
less: reclass of deferred offering costs to additional paid in capital	6/30/06 F/S	(561,103)

add back: accounts payable deducted from both working capital and from net proceeds		351,631
add back: $240K loan deducted in both working capital and from net proceeds	6/30/06 F/S	240,000

Stockholders’ equity — as adjusted		$75,356,503